AB 4/1/06*

06007509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/19/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Boulevard
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth (201)557-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Direct Edge ECN LLC

Statement of Financial Condition
December 31, 2005

Direct Edge ECN LLC
Index
December 31, 2005

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN, LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	1,692,271
Commissions receivable		1,906,159
Receivable from clearing broker		128,664
Fixed assets, at cost, less accumulated depreciation and amortization of $257,776		4,049,033
Goodwill		7,753,202
Other assets		65,216
Total assets	$	15,594,545
Liabilities and Member's Equity		
Liabilities		
ECN rebates payable	$	1,200,697
Accrued compensation expense		957,157
Accrued expenses and other liabilities		624,396
Total liabilities		2,782,250
Commitments and contingent liabilities (Note 5)		
Member's equity		12,812,295
Total member's equity		12,812,295
Total liabilities and member's equity	$	15,594,545

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Direct Edge ECN LLC, (the "Company"), a Delaware limited liability company, operates as an electronic communications network ("ECN"). The ECN is a liquidity destination offering the ability to match trades in Nasdaq National Market and Nasdaq Small Cap securities by displaying orders in the Nasdaq Market Center or the NASD Alternative Dislpay Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Stock Exchange. The Company's sole member is Knight/Trimark, Inc. ("KTI") whose ultimate parent is Knight Capital Group, Inc. ("KCG").

The Company was formed on April 19, 2005 as Centralized Algorithmic Network LLC and was renamed Direct Edge ECN LLC on August 23, 2005. The Company remained inactive until October 21, 2005 when KCG acquired the business of the ATTAIN ECN from Domestic Securities, Inc., a privately held company, and certain of its shareholders, and contributed this business and its related assets consisting of software of $3.0 million, fixed assets of $320,618 and goodwill of $7.8 million, to the Company. The Company commenced operations on October 24, 2005.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

ECN Activities
Commissions receivable on ECN transactions and ECN rebates payable, are recorded on a trade date basis. ECN rebates represent payments to other broker-dealers for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized over their useful lives.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Goodwill

At December 31, 2005, the Company had goodwill of $7.8 million, which resulted from the purchase of the business of the ATTAIN ECN in October of 2005.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As the purchase of these assets are less than one year old, no annual test for impairment was performed as of December 31, 2005. However, management believes that since the date of acquisition, there have been no events or circumstances that signify the existence of impairment.

4. Fixed Assets

Fixed assets are composed of the following:

Computer software	$ 3,644,116
Computer hardware	290,767
Equipment	371,926
	4,306,809
Less: accumulated depreciation and amortization	257,776
	$ 4,049,033

5. Commitments and Contingent Liabilities

The Company, from time to time, may be a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity shares matched by the Company during the period. For the period October 24, when operations commenced, through December 31, 2005, one customer accounted for 76% of the Company's net equity shares matched, as measured in equity share volume.

7. Employee Benefit Plans

KCG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

8. Related Party Transactions

Overhead expenses are allocated to the Company by KCG and another affiliate based on direct usage or headcount depending on the source of the expense.

The Company pays an affiliate rent expense based on its portion of square footage used.

An affiliate of the Company is also a customer of the ECN operated by the Company. At December 31, 2005, ECN rebates payable, net of commissions receivable, to this firm amounted to approximately $37,000.

9. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax liability at December 31, 2005 of $8,399, which is included within Accrued expenses and other liabilities on the Company's Statement of Financial Condition, is attributable to differences in the book and tax bases of the Company's Fixed assets, Goodwill and Other assets.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 12 1/2% of aggregate indebtedness (for a first year broker-dealer), as defined.

At December 31, 2005, the Company had net capital of ($961,314) which was $1,309,095 deficient of the required net capital of $347,781. The Company had not included all commissions receivable on ECN transactions as non allowable, as required by the NASD in its Regulatory & Compliance Alert of March 1999, which, when adjusted, resulted in a net capital deficiency being reported.

On February 21, 2006, the Company was notified by the NASD of this deficiency, at which time KTI contributed $4.0 million of capital to the Company.